SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Centogene N.V.

(Name of Issuer)

Common Shares, €0.12 par value per share

(Title of Class of Securities)

N1976T109

(CUSIP Number)

Stefan Fischer

TVM Capital

Ottostrasse 4

80333 Munich, Germany

(49) 89998992-48

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N1976T109

1.	Names of Reporting Persons. TVM Life Science Innovation I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,632,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,632,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N1976T109

1.	Names of Reporting Persons. TVM Life Science Innovation I (GP) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,632,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,632,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. TVM Life Science Innovation II SCSp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. TVM Life Science Innovation II (GP) S.a r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. Hubert Birner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,489,748
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,489,748

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,489,748
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Stefan Fischer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,489,748
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,489,748

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,489,748
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Luc Marengere
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,632,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,632,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Reshentha Beeby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,632,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,632,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Gary Leatt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,632,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,632,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Monica Morsch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Jens Hoellermann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Ganash Lokanathen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 (this “Amendment) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 14, 2020 by the Reporting Persons (as amended from time to time, the “Schedule 13D”), relating to their beneficial ownership of shares of Common Stock of Centogene N.V. (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 21,861,340 outstanding shares of Common Stock, as reported in the Issuer’s prospectus filed on July 10, 2020.

(c) On July 14, 2020, TVM I sold 301,499 shares of Common Stock at a price of $14.00 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2020

TVM LIFE SCIENCE INNOVATION I L.P.
By: TVM LIFE SCIENCE INNOVATION I (GP) LIMITED, its general partner

By:	/s/ Reshentha Beeby
Name:	Reshentha Beeby
Title:	Director

TVM LIFE SCIENCE INNOVATION I (GP) LIMITED

By:	/s/ Reshentha Beeby
Name:	Reshentha Beeby
Title:	Director

TVM LIFE SCIENCE INNOVATION II SCSP
By: TVM LIFE SCIENCE INNOVATION II (GP) S.A R.L., its general partner

By:	/s/ Monica Morsch
Name:	Monica Morsch
Title:	Class B Manager

By:	/s/ Ganash Lokanathen
Name:	Ganash Lokanathen
Title:	Class A Manager

TVM LIFE SCIENCE INNOVATION II (GP) S.A R.L.

By:	/s/ Monica Morsch
Name:	Monica Morsch
Title:	Class B Manager

By:	/s/ Ganash Lokanathen
Name:	Ganash Lokanathen
Title:	Class A Manager

/s/ Hubert Birner
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

/s/ Luc Marengere
Luc Marengere

/s/ Reshentha Beeby
Reshentha Beeby

/s/ Gary Leatt
Gary Leatt

/s/ Monica Mosch
Monica Mosch

/s/ Jens Hoellermann
Jens Hoellermann

/s/ Ganash Lokanathen
Ganash Lokanathen